UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST REPORTS DELIVERIES OF 9,903 ELECTRIC VEHICLES IN FEBRUARY 2026 IN VIETNAM

Hanoi, March 11, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced its preliminary domestic Vietnam deliveries of 9,903 electric vehicles (“EVs”)1 for February 2026, representing a strong performance during the Lunar New Year holiday period. For the first two months of 2026, the Company delivered a preliminary total of 26,075 EVs1 to customers in Vietnam. This achievement underscores VinFast’s leadership in the domestic automotive market.2

Notably, 2,274 VF 3 vehicles1 were delivered during the month of February, making it VinFast’s best-selling model for the month2. The Limo Green ranked second, with 1,808 vehicles1 delivered. The VF 5 ranked third with 1,601 vehicles1 delivered, followed by the VF MPV 7, with 1,165 vehicles1 delivered in its first month of deliveries. The VF 6 followed with 1,042 vehicles1 delivered, while the VF 7 recorded 807 vehicles1 delivered in the same month.

For the first two months of 2026, the Limo Green and the VF 3 were VinFast’s two best-selling models in Vietnam with cumulative deliveries of 5,676 and 5,459 vehicles1, respectively. The Company also delivered 4,338 VF 5 vehicles1, 3,527 VF 6 vehicles1, 1,782 VF 7 vehicles1 and 1,165 VF MPV 7 vehicles1 during the period.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note 1: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

Note 2: Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association and Company internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: March 11, 2026	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director

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